UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 55286 / February 13, 2007

Admin. Proc. File No. 3-12414

In the Matter of

INDIGENOUS GLOBAL DEVELOPMENT CORPORATION

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed, and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of Commission's Rules of Practice, that the initial decision of the administrative law judge */ has become the final decision of the Commission. The order contained in that decision is hereby declared effective. That order revoked the registrations of all classes of securities of Indigenous Global Development Corporation, pursuant to Section 12(j) of the Securities Exchange Act of 1934.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Nancy M. Morris
Secretary

---

*/ Indigenous Global Development Corporation, Initial Decision Rel. No. 325 (Jan. 12, 2007), ___ SEC Docket___.

INITIAL DECISION RELEASE NO. 325
ADMINISTRATIVE PROCEEDING
FILE NO. 3-12414

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of	:	
	:	
INDIGENOUS GLOBAL DEVELOPMENT CORPORATION	:	INITIAL DECISION January 12, 2007
	:	

APPEARANCES: James A. Howell and Erin E. Schneider for the Division of Enforcement, Securities and Exchange Commission.

Deni Leonard as chairman and chief executive officer for Indigenous Global Development Corporation.

BEFORE: James T. Kelly, Administrative Law Judge.

The Securities and Exchange Commission (SEC or Commission) issued its Order Instituting Proceedings (OIP) on September 13, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Indigenous Global Development Corporation (IGDC), an issuer of publicly traded securities, failed to file annual and quarterly reports with the Commission for any period after the quarter ended March 31, 2005.

The OIP charges that, through this conduct, IGDC has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. The Commission instituted this proceeding to determine whether these allegations are true, to afford IGDC an opportunity to establish any defenses to such allegations, and to decide whether the registration of IGDC's securities should be suspended or revoked if the allegations are proven.

An agent for IGDC received the OIP on October 2, 2006. The Commission's Division of Enforcement (Division) notified IGDC of the opportunity to inspect and copy its investigative file on October 11, 2006. IGDC filed an untimely Answer to the OIP on November 21, 2006. I accepted the late-filed Answer (Order of Nov. 28, 2006).

Following a telephonic prehearing conference, I granted the Division leave to file a motion for summary disposition (Order of Dec. 1, 2006). The Division filed its motion for summary disposition, with accompanying exhibits and a sworn declaration, on December 11, 2006. IGDC submitted its opposition on December 29, 2006. The Division filed its reply on January 5, 2007.

The Standards for
Summary Disposition

Rule 250(a) of the Commission's Rules of Practice provides that, after a respondent's answer has been filed and documents have been made available to that respondent for inspection and copying, a party may make a motion for summary disposition of any or all allegations of the OIP with respect to that respondent. The facts of the pleadings of the party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by that party, by uncontested affidavits, or by facts officially noticed pursuant to Rule 323 of the Commission's Rules of Practice.

Rule 250(b) of the Commission's Rules of Practice requires the hearing officer promptly to grant or deny the motion, or to defer decision on the motion. The hearing officer may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to summary disposition as a matter of law.

In assessing the summary disposition record, the facts, as well as the reasonable inferences that may be drawn from them, must be viewed in the light most favorable to the non-moving party. See Felix v. N.Y. City Transit Auth., 324 F.3d 102, 104 (2d Cir. 2003); O'Shea v. Yellow Tech. Svcs., Inc., 185 F.3d 1093, 1096 (10th Cir. 1999); Cooperman v. Individual, Inc., 171 F.3d 43, 46 (1st Cir. 1999).

By analogy to Rule 56 of the Federal Rules of Civil Procedure, a factual dispute between the parties will not defeat a motion for summary disposition unless it is both genuine and material. See Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 247-48 (1986). Once the moving party has carried its burden, "its opponent must do more than simply show that there is some metaphysical doubt as to the material facts." Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 475 U.S. 574, 586 (1986). The opposing party must set forth specific facts showing a genuine issue for a hearing and may not rest upon mere allegations or denials of its pleadings. At the summary disposition stage, the hearing officer's function is not to weigh the evidence and determine the truth of the matter, but rather to determine whether there is a genuine issue for resolution at a hearing. See Anderson, 477 U.S. at 249.

FINDINGS OF FACT

The exhibits accompanying the Division's motion for summary disposition involve matters that may be officially noticed under Rule 323 of the Commission's Rules of Practice. Based on those exhibits (cited as DX ___), on IGDC's Answer, on IGDC's opposition to summary disposition, and on periodic and current reports that IGDC has filed with the Commission, the Division has established, and IGDC does not contest, the following material facts.

IGDC is a Utah corporation with its principal office in San Francisco, California (DX 7 at 2). The company has a class of common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act (DX 7 at 2). IGDC's fiscal year ends on June 30 (DX 7 at 2). At the prehearing conference, Deni Leonard (Leonard) described himself as IGDC's chairman and chief executive officer, and the person responsible for IGDC's daily operations (DX 12 at 5-

6). On earlier occasions, Leonard also described himself as IGDC's president and chief financial officer (DX 7, DX 9, DX 10).

IGDC filed annual reports with the Commission for the fiscal year ended June 30, 2003, and June 30, 2004 (DX 6, DX 7; Form 10-KSB/A, filed Dec. 7, 2004). Stonefield Josephson, Inc. (Stonefield Josephson), an independent accounting firm, audited the financial statements in those annual reports. On December 8, 2004, Stonefield Josephson resigned as IGDC's independent auditor (Form 8-K, filed Dec. 15, 2004). On October 28, 2005, Stonefield Josephson withdrew its audit reports on the company's financial statements for the fiscal years ended June 30, 2003, and June 30, 2004 (DX 10). Stonefield Josephson also stated that reliance should not be placed on its audit reports or on the related financial statements (DX 10).

On January 5, 2005, Grobstein, Horwath & Company LLP (Grobstein Horwath) became IGDC's independent auditor (Form 8-K, filed Jan. 11, 2005). On August 26, 2005, Grobstein Horwath resigned as IGDC's independent auditor (DX 9). IGDC has not engaged an independent auditor since then (DX 11 at 678-81, DX 12 at 9-10, 15). IGDC has not filed annual reports with audited financial statements for the fiscal years ended June 30, 2005, and June 30, 2006 (DX 1, DX 5, DX 6, DX 12 at 9).

IGDC also has not filed periodic reports for the quarters ended September 30, 2005, December 31, 2005, and March 31, 2006 (DX 2-DX 4). The Commission's public records show no periodic filing for the quarter ended September 30, 2006 (DX 6).

IGDC presently has no revenues, no staff other than Leonard, no outside auditor, and no funds to engage an outside auditor (DX 12 at 10, 15).

DISCUSSION AND CONCLUSIONS

Under Section 12(j) of the Exchange Act, the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or to suspend the registration of a security for a period not exceeding twelve months if it finds that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder. The Division seeks revocation in this proceeding.

The Violations Alleged in the OIP are Uncontested

Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered under Section 12 of the Exchange Act to file annual and quarterly reports with the Commission. An issuer's annual report is due within ninety days after the end of its fiscal year. See 17 C.F.R. §§ 249.310, .310b. An issuer's quarterly reports are due within forty-five days after the end of each of the first three quarters of its fiscal year. See 17 C.F.R. §§ 249.308a, .308b.

It is uncontested that IGDC has failed to file any annual or quarterly reports for any period after March 31, 2005. When the Commission issued the OIP, the company was delinquent as to one annual report and three quarterly reports. It is now delinquent as to two annual reports and four quarterly reports. Thus, IGDC has violated, and continues to violate, Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

IGDC's Defenses

IGDC first asserts that disgruntled employees engaged in a work slowdown and caused the loss of business contracts. Before these disgruntled employees resigned, they deleted financial records and other valuable information from the company's computers. IGDC faults the Division for failing to investigate this alleged employee misconduct. It also contends that inquiries made by the Division's staff led potential investors to abandon their interest in the company. As a result, IGDC lacked funds to compensate the professionals who could prepare and audit its financial statements. Finally, IGDC claims that the Division's staff engaged in unlawful discrimination against Native Americans and slandered Leonard in post-OIP comments to a newspaper reporter.

IGDC contends that its ability to bring itself into compliance with the Exchange Act's reporting requirements can be restored if it obtains monetary damages for this alleged misconduct by its former employees and the Division. It requests that this proceeding be stayed pending the completion of an (as yet unfiled) action for monetary damages.

IGDC cannot prevail by showing that it has been the victim of misconduct by disgruntled employees. Even if the facts are as IGDC represents them to be, the alleged sabotage activity does not alter the fact that IGDC's failed to file its quarterly and annual reports or its present inability to cure these deficiencies, the only matters relevant to this proceeding. Cf. Eagletech Communications, Inc., 88 SEC Docket 1225, 1228, 2006 SEC LEXIS 1534, at *6 (July 5, 2006). Moreover, IGDC's assertion that its employees destroyed records casts considerable doubt on its suggestion that it can return to compliance if financing is restored.

To prevail on a claim of improper selective prosecution, a respondent must establish that it was singled out for enforcement action while others similarly situated were not, and that its prosecution was motivated by arbitrary and unjust considerations, such as race, religion, or a desire to prevent the exercise of a constitutionally-protected right. See United States v. Huff, 959 F.2d 731, 735 (8th Cir. 1992); Barry C. Wilson, 52 S.E.C. 1070, 1074 (1996); Richard J. Puccio, 52 S.E.C. 1041, 1046 (1996).

At the prehearing conference, I specifically asked whether IGDC intended to pursue allegations of prosecutorial bias or selective prosecution (DX 12 at 20). I reminded Leonard that, if IGDC intended to do so, it would need to provide particularity in a sworn statement (DX 12 at 21). I told him that, if IGDC provided specifics, I would require the Division to respond (DX 12 at 21). I made the same points in writing three days later (Order of Dec. 1, 2006).

IGDC has failed to plead any facts that show the Division initiated its investigation, or maintained the prosecution of this OIP, for an improper purpose. It has also failed to plead any facts that show the Division was motivated by arbitrary and unjust considerations. I find no merit to these contentions.

The Public Interest

In Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 439 (May 31, 2006), the Commission stated that, in determining the appropriate sanction in a Section 12(j) proceeding, it "will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations."

IGDC's reporting violations are extremely serious. The purpose of periodic filings is to supply the investing public with current, accurate financial information about an issuer so that the investing public may make informed decisions. As stated in SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir 1977) (quoting legislative history):

> The reporting requirements of the [Exchange Act] is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

IGDC has deprived current and prospective investors of this important information.

IGDC's failure to meet its reporting obligations is not an isolated occurrence, but reflects a pattern of conduct beginning in April 2005 and continuing through the present. IGDC has not accepted responsibility for the failure to meet its reporting obligations. Nor has it offered any assurances against further violations. IGDC has offered no viable plan to have its fiscal year 2003 and 2004 financial statements re-audited. The company has stated that it is looking for new auditors, but has no money to pay them. It has not provided any specifics on its efforts to find auditors, such as the names of auditors, dates of discussions, or written proposals for services. Nor has the company stated how it will overcome its lack of records. Thus, IGDC's efforts to remedy its past violations and ensure future compliance are insufficient.

Both existing and prospective shareholders are harmed by the continuing lack of current, reliable, and audited financial information, a harm for which there is no cure in sight. Therefore, suspension of registration for a period not exceeding twelve months in the hope IGDC would be able to return to compliance within that period would almost certainly result only in the necessity for another proceeding under Section 12(j) at the end of that period. Accordingly, I conclude that deregistration is necessary and appropriate for the protection of investors.

As a final matter, IGDC urges that revocation of the registration of its securities be deferred pending the receipt of a damage award from the alleged wrongdoers. I deny IGDC's request for an open-ended stay of the proceedings. Rule 250(b) of the Commission's Rules of Practice requires Administrative Law Judges to rule "promptly" on motions for summary disposition. Moreover, the Commission directed that this proceeding be resolved within 120 days (OIP ¶ V). IGDC has not even attempted to demonstrate how its request for additional time can be harmonized with these directives.

ORDER

Based on the findings and conclusions set forth above, IT IS ORDERED THAT the registration of all classes of the registered securities of Indigenous Global Development Corporation is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision pursuant to Rule 111 of the Commission's Rules of Practice. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact, or unless the Commission determines on its own initiative to review the Initial Decision as to any party. If any of these events occur, the Initial Decision shall not become final as to that party.

_____
James T. Kelly
Administrative Law Judge